Exhibit 99.1
Riskified Announces Board Changes and Appoints Dr. Samer Haj-Yehia to Board of Directors
NEW YORK — March 23, 2026 — Riskified (NYSE: RSKD), a leader in ecommerce fraud and risk intelligence, today announced the appointment of Dr. Samer Haj-Yehia to its Board of Directors and as a member of the Audit Committee, effective March 19, 2026. The company also announced that Aaron Mankovski resigned from the Board after nearly a decade of service, as of March 17, 2026.
“On behalf of the entire Board and the Riskified team, I want to express my gratitude to Aaron Mankovski for his guidance and partnership since our early days,” said Eido Gal, Chairman and CEO of Riskified. “Aaron’s vision and support were instrumental in our journey from a startup to a public company and I am thankful for his contributions.”
Gal continued, “We are thrilled to welcome Samer to our Board. His deep understanding of global financial technology will be a tremendous asset as we enter our next phase of growth.”
Dr. Haj-Yehia brings significant expertise in fintech innovation and global capital markets to Riskified as the company continues to scale its AI-powered platform and expand its footprint within the global ecommerce ecosystem.
“I am honored to join the Board at such an important time for the Company. I look forward to leveraging my experience in global financial markets and corporate strategy to help further scale the platform and drive long-term value for all stakeholders,” said Dr. Haj-Yehia.
Dr. Haj-Yehia is an esteemed economist and veteran of the financial services industry. He currently serves on the Board of Directors of Lemonade, Inc. (NYSE: LMND) and as Chairman of the Strategic Advisory Board at Vintage Investment and several AI-focused startups. Previously, he served as Executive Group Chairman of Bank Leumi, Israel’s largest bank, where he led a period of significant technological transformation and record profitability. His career also includes senior roles in the United States at Fidelity Investments. Dr. Haj-Yehia has served as a member of public and government committees, teaches finance and fintech at Reichman University, and is a frequent guest speaker at international conferences. He holds a Ph.D. in Economics from MIT, as well as an MBA, LLB, MA in Economics, and BA in Accounting, all from the Hebrew University of Jerusalem. He is also a CFA charterholder.
The Board of Directors regularly evaluates the composition of the Board and considers how the Board can maintain the appropriate mix of skills, qualifications and diversity of backgrounds to most effectively oversee the business and long-term strategy of the company. Following these changes, Riskified Ltd.’s Board of Directors will continue to be composed of eight directors, six of whom qualify as “independent” under the listing rules of the New York Stock Exchange.

About Riskified
Riskified (NYSE: RSKD) empowers businesses to unleash ecommerce growth by outsmarting risk. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists, and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at ir.riskified.com.
Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied.
Investor Relations:
ir@riskified.com
Corporate Communications:
Cristina Dinozo
Senior Director of Communications
press@riskified.com